UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

ADVANCED MICRO DEVICES, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-07882	94-1692300
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

One AMD Place

P.O. Box 3453

Sunnyvale, California 94088-3453

(Address of principal executive offices) (Zip Code)

Harry A. Wolin

Senior Vice President, General Counsel and Secretary

(408) 749-4000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box below to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Advanced Micro Devices, Inc. has filed this Specialized Disclosure Report on Form SD and the Conflict Minerals Report for the reporting period January 1, 2014 to December 31, 2014 attached hereto as Exhibit 1.01 with the U.S. Securities and Exchange Commission. This Specialized Disclosure Report on Form SD and the Conflict Minerals Report attached hereto as Exhibit 1.01 are publicly available on the Investor Relations pages of our Web site at www.amd.com or ir.amd.com.

Item 1.02	Exhibit

The Conflict Minerals Report is attached hereto as Exhibit 1.01.

Section 2 – Exhibits

Item 2.01	Exhibits

Exhibit 1.01 – Conflict Minerals Report, as required by Items 1.01 and 1.02 of this Specialized Disclosure Report on Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

By:	/s/ Harry A. Wolin	June 1, 2015
Name:	Harry A. Wolin	Date
Title:	Senior Vice President, General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit 1.01 – Conflict Minerals Report, as required by Items 1.01 and 1.02 of this Specialized Disclosure Report on Form SD.